PROSPECTUS SUPPLEMENT NO. 11	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2007	Registration No. 333-129842

Computer Software Innovations, Inc.

14,435,472 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 14, 2007, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 14,435,472 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K filed with the Securities and Exchange Commission on November 13, 2007.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 14, 2007, as supplemented on May 25, 2007, June 1, 2007, June 27, 2007, August 14, 2007, September 14, 2007, October 3, 2007, October 5, 2007, October 11, 2007, October 24, 2007 and November 13, 2007 which supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 14, 2007, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is November 13, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 13, 2007

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On November 13, 2007, Computer Software Innovations, Inc. issued a press release announcing its financial results for the quarter and nine months ended September 30, 2007. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished as part of this report:

Exhibit Number	Description
Exhibit 99.1	Press Release dated November 13, 2007.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
Name:	David B. Dechant
Title:	Chief Financial Officer

Dated: November 13, 2007

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated November 13, 2007.

4

Exhibit 99.1

Computer Software Innovations, Inc. Announces Record Third Quarter 2007

Financial Results and Updates 2007 Financial Guidance

•	Record Revenues of $44.1 Million for Nine Months, up 94.5% versus 2006

•	Third Quarter Revenues Increase 115.4% to $15.4 Million versus Q3 2006

•	Operating Income Increases 460% to $1.0 Million, versus $0.2 Million in Q3 2006

•	Net Income $691,000 in Q3 2007, versus $(39,000) for Q3 2006

Computer Software Innovations, Inc. (OTC BB: CSWI), CSI Technology Outfitters™ (“CSI”) today announced its financial results for the third quarter and nine months ended September 30, 2007.

Financial Results:

CSI posted revenue of approximately $15.4 million for the third quarter ended September 30, 2007, up approximately $8.2 million or 115.4% compared to $7.2 million in the third quarter of 2006. CSI experienced significant organic growth in its technology segment in Q3 of $7.0 million or 123.9%, primarily from increased sales of interactive classroom and infrastructure engineered solutions. CSI’s software segment increased $1.2 million or 81.8%, with $1.1 million added from its acquisition of McAleer Computer Associates, and $0.1 million from organic growth.

Gross profit for the third quarter was approximately $3.0 million, an increase of $1.4 million or 82.4% compared to the third quarter 2006. The increase in gross profit can be attributed primarily to both higher volume sales of interactive whiteboard solutions and infrastructure engineered solutions and the increase in software segment revenues. Gross margin was higher for the technology segment due to improved product mix and pricing from vendors, but was offset by a reduction in software segment margins. Software margin was lower due to the addition of CSI-Mobile, which traditionally has lower margins in its software segment than CSI-Easley. Software margin was also lower due to the costs of supporting two versions of our fund accounting software. The core-modules for the latest version have been released to early adopters, while other modules remain in process. Operating income for the quarter was approximately $1.0 million or 6.8% of sales, compared to operating income of $186,000 or 2.6% of sales for the same period in the prior year.

CSI posted net income for the quarter ended September 30, 2007 of approximately $691,000 or $0.19 earnings per basic share and $0.05 earnings per diluted share, compared to net loss of approximately ($39,000) and ($0.01) loss per basic and diluted share for the same period last year.

For the nine months ended September 30, 2007, revenues were approximately $44.1 million, up 94.5% or $21.4 million from $22.7 million in the comparable period a year ago. The technology segment increased $17.3 million or 92.5% primarily driven by increased adoption of interactive classroom technologies and engineered infrastructure solutions. The software segment improved $4.2 million or 104.3%, with the acquisition of McAleer adding $3.5 million and the remaining $0.7 million coming from organic growth in new software sales and support services.

Gross profit for the first nine months was approximately $9.6 million, an increase of $4.2 million or 78.8% compared to $5.4 million in 2006. Operating income for the first nine months was approximately $3.5 million or 7.8% of sales compared to $333,000 or 1.5% of sales for the same period in 2006. Net income was $1.9 million or earnings of $0.53 per basic share and $0.14 per diluted share as compared to a net loss of ($68,000) or ($0.02) per basic and diluted share for the comparable period ended September 30, 2006.

2007 Updated Financial Guidance

The company had previously reported its expectations for the year ended 2007 of $42 million in revenue, $4.3 million of EBITDA, and a return to profitability. In light of the quarter’s results, CSI is increasing its revenue guidance to $51 million, EBITDA will remain at $4.3 million, and the Company expects to report net income for the year in excess of $1 million. For the nine months ended September 30, 2007, the company has achieved net income of $1.9 million and EBITDA of $4.7 million compared to a net loss of $68,000 and EBITDA of $1.1 million for the same period of the prior year. (EBITDA is a non-GAAP measure which should not be relied upon as an alternative to GAAP measures. See disclosures concerning this non-GAAP measure and reconciliation to GAAP measure below). Due to the seasonal nature of the education segment, a large contributor to the company’s business, the second and third quarters are the strongest quarters for CSI, while the first and fourth quarters are the weaker quarters. As in the past couple of years, the company expects an operating and net loss in the fourth quarter and a modest decline in EBITDA.

Nancy Hedrick, CEO of CSI stated, “We are pleased to release the results of another strong quarter. We continue to experience strong demand for our interactive classroom technology solutions while the revenues from our other technology and software solutions have also increased over 2006. Additionally, the McAleer acquisition continues to contribute significantly to the software segment of our business through its organic growth as well as cross-selling opportunities within the expanded marketplace.”

Ms. Hedrick further commented, “We do not always have a high degree of visibility in our business during the fourth quarter due to the volatility of various government clients’ funding and budget approvals. In the prior year, the State of South Carolina granted a tax free holiday in November and some customers took advantage of this holiday and placed large orders at that time, including the $3.5 million backorder realized in the first quarter of 2007. The State has confirmed they will not be granting the same tax free holiday this year. Accordingly, we are expecting the current quarter to be seasonally slower than the past quarters’ results. However, we are more optimistic about next year’s first quarter results, including those presented to us as a result of the McAleer acquisition, an increase in E-Rate opportunities and continued growth in the interactive classroom technology market.”

Conference Call Reminder for Today

The Company will host a conference call today, Tuesday, November 13, 2007 at 4:30 p.m. Eastern Time to discuss the Company’s financial and operational results for third quarter 2007, which ended September 30, 2007.

Conference Call Details

Date: Tuesday, November 13, 2007

Time: 4:30 p.m. (EST)

Dial-in Number: 1-866-328-4270

International Dial-in Number: 1-480-293-1744

It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 4:30 p.m. call. A replay of the conference call will be available approximately 2 hours after the completion of the call for 7 days, until November 20, 2007. To listen to the replay, dial (800) 406-7325 if calling within the U.S. or (303) 590-3030 if calling internationally and enter the pass code 3804347.

The call is also being webcast and may be accessed at CSI’s website at www.csioutfitters.com. The webcast will be archived and accessible until March 15, 2008 on the Company website.

About Computer Software Innovations, Inc.

Computer Software Innovations, Inc. (OTCBB: CSWI - News), CSI Technology Outfitters(TM), is a full service company providing software and technology solutions primarily to public sector organizations. The software solutions include financial management, billing and revenue management, school activity accounting, lesson planning and automated workflow. The technology solutions include

IP telephony, IP video surveillance, visual communications, interactive classrooms, network security and traffic monitoring, infrastructure design, wireless solutions, network management, engineering services and hardware solutions. CSI’s client base includes school districts, higher education, municipalities, county governments, and other non-profit organizations. Currently, more than 400 public sector organizations utilize CSI’s software systems and network integration services. Additional information on CSI can be obtained through its website at www.csioutfitters.com.

Forward-Looking and Cautionary Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	Our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

Contact:
Computer Software Innovations, Inc.
Company Contact:
David Dechant, 864-855-3900
Ddechant@csioutfitters.com

Or

Investor Contact:
Alliance Advisors, LLC
Mark McPartland, 910-221-1827
MarkMcp@allianceadvisors.net

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
REVENUES
Software applications segment	$2,633,513	$1,448,180	$8,167,675	$3,998,257
Technology solutions segment	12,718,474	5,679,357	35,937,339	18,673,381

Net sales and service revenue	15,351,987	7,127,537	44,105,014	22,671,638
COST OF SALES
Software applications segment
Cost of sales excluding depreciation, amortization and capitalization	1,391,169	709,770	4,471,764	1,875,339
Depreciation	15,121	12,903	46,040	50,282
Amortization of capitalized software costs	287,238	171,457	785,560	529,123
Capitalization of software costs	(278,137)	(337,712)	(713,991)	(927,303)

Total Software applications segment cost of sales	1,415,391	556,418	4,589,373	1,527,441

Technology solutions segment
Cost of sales excluding depreciation	10,867,366	4,879,467	29,846,606	15,703,770
Depreciation	22,682	20,954	66,416	69,423

Total technology solutions segment cost of sales	10,890,048	4,900,421	29,913,022	15,773,193

Total cost of sales	12,305,439	5,456,839	34,502,395	17,300,634

Gross profit	3,046,548	1,670,698	9,602,619	5,371,004
OPERATING EXPENSES
Salaries, wages and benefits (excluding stock-based compensation)	1,337,936	847,916	3,825,515	2,510,737
Stock based compensation	1,496	179,937	92,308	875,148
Reverse merger costs	—	960	—	64,129
Acquisition costs	—	21,709	8,636	38,273
Professional and legal compliance and litigation costs	80,059	72,368	499,276	434,023
Sales consulting fees	68,054	—	164,054	—
Marketing costs	28,242	33,509	101,554	124,639
Travel and mobile costs	158,850	97,711	450,386	330,726
Depreciation and amortization	94,195	49,291	274,943	124,822
Other selling, general and administrative expenses	234,706	180,905	732,474	535,774

Total operating expenses	2,003,538	1,484,306	6,149,146	5,038,271

Operating income	1,043,010	186,392	3,453,473	332,733
OTHER INCOME (EXPENSE)
Interest income	9,850	101	12,613	3,101
Interest expense	(133,298)	(105,867)	(419,353)	(294,844)
Amortization of loan fees	—	—	—	(17,458)
Loss on disposal of asset	—	—	(1,218)	—

Net other income (expense)	(123,448)	(105,766)	(407,958)	(309,201)

Income before income taxes	919,562	80,626	3,045,515	23,532
INCOME TAX EXPENSE	228,780	119,789	1,166,769	91,437

NET INCOME (LOSS)	$690,782	$(39,163)	$1,878,746	$(67,905)

BASIC EARNINGS (LOSS) PER SHARE	$0.19	$(0.01)	$0.53	$(0.02)

DILUTED EARNINGS (LOSS) PER SHARE	$0.05	$(0.01)	$0.14	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	3,572,503	3,413,541	3,535,607	3,196,662

– Diluted	13,257,601	3,413,541	13,251,489	3,196,662

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2007 (Unaudited)	December 31, 2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$—
Accounts receivable, net	8,700,754	3,828,190
Inventories	1,125,895	2,569,382
Prepaid expenses	83,838	56,174
Taxes receivable	—	43,651

Total current assets	9,910,487	6,497,397

PROPERTY AND EQUIPMENT, net	1,309,845	771,472
COMPUTER SOFTWARE COSTS, net	2,115,099	1,505,458
DEFERRED TAX ASSET	56,232	366,476
GOODWILL	1,480,587	—
OTHER ASSETS	1,603,990	318,884

Total assets	$16,476,240	$9,459,687

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$4,449,719	$3,995,021
Deferred revenue	3,660,810	2,079,492
Deferred tax liability	249,960	373,960
Income taxes payable	146,475	—
Current portion of notes payable	277,702	109,274
Current portion of bank line of credit	—	551,000
Subordinated notes payable to shareholders	2,250,400	2,250,400

Total current liabilities	11,035,066	9,359,147

NOTES PAYABLE, less current portion	836,368	204,680
BANK LINE OF CREDIT	2,646,000	—

Total liabilities	14,517,434	9,563,827

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock—$0.001 par value; 15,000,000 shares authorized; 6,859,736 and 7,012,736 shares issued and outstanding, respectively	6,860	7,013
Common stock—$0.001 par value; 40,000,000 shares authorized; 3,765,170 and 3,429,030 shares issued and outstanding, respectively	3,765	3,429
Additional paid-in capital	6,631,659	6,473,342
Accumulated deficit	(4,647,027)	(6,525,773)
Unearned stock compensation	(36,451)	(62,151)

Total shareholders’ equity (deficit)	1,958,806	(104,140)

Total liabilities and shareholders’ equity (deficit)	$16,476,240	$9,459,687

Non-GAAP Financial Measure: Explanation and Reconciliation of EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit and depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

When evaluating EBITDA, investors should consider, among other things, increasing and decreasing trends in the measure and how it compares to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, this measure should not be construed as an alternative to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA in the same manner. Accordingly, the EBITDA presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of net income reported under GAAP to EBITDA is provided below:

	Quarter Ended September 30,		Nine Months Ended September 30,
Amounts in thousands	2007	2006	2007	2006
Reconciliation of Net income (loss) per GAAP to EBITDA:
Net income (loss) per GAAP	$691	$(39)	$1,879	$(68)
Adjustments:
Income tax expense	229	120	1,167	91
Interest expense, net	123	106	407	292
Amortization of loan fees	—	—	—	17
Depreciation and amortization of fixed assets and trademarks	132	83	387	245
Amortization of software development costs	287	171	786	529

EBITDA	$1,462	$441	$4,626	$1,106